FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, December 7, 2004, Series 2004-AR4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: ______________________

NOMURA ASSET ACCEPTANCE CORPORATION

By: ______________________
Name: N. Dante LaRocca
Title: Authorized Signatory

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corporation
Mortgage Pass-Through Certificates,
Series 2004-AR4

$456 Million (+/- 10%)

(Approximate)

Computational Materials

December 6, 2004

NOMURA

Information Statement

The attached tables, together with the summary information presented herein (the **"Computational Materials"**) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you by Nomura Securities International, Inc. (**"NSI"**) and not by Nomura Asset Acceptance Corporation (together with any of its other affiliates, **"NAAC"**). NAAC has not prepared, reviewed or taken part in the preparation of these materials and makes no representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the final prospectus and prospectus supplement (collectively, the **"Final Offering Documents"**) for Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2004-AR4 (the **"Securities"**) and by any other information subsequently filed with the Securities and Exchange Commission. Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission.

Any investment decision should be based only on the data in the Final Offering Documents. The information herein is being provided for informational use solely in connection with the consideration of the purchase of the Securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The information set forth in these Computational Materials, including the collateral tables which follow may be based only on a statistical sample of Mortgage Loans (the **"Statistical Pool"**) expected to be included in the trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the **"Final Pool"**). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Final Offering Documents discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The Final Offering Documents may be obtained by contacting your NSI account representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

COLLATERAL SUMMARY

The mortgage pool consists of one- to four-family adjustable-rate residential mortgage loans secured by first liens (the **"Mortgage Loans"**). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $456,089,421 (the **"Cut-off Date Principal Balance"**). Generally, after the initial fixed-rate period, the interest rate and monthly payment for the Mortgage Loans adjust monthly, semi-annually or annually based on an index plus a margin. The mortgage pool consists of three groups of Mortgage Loans. Group I is generally comprised of Mortgage Loans with an initial fixed rate period of five years, Group II is generally comprised of Mortgage Loans with an initial fixed rate period of one month, three months, six months, one year, two years, three years or five years, and Group III is generally comprised of Mortgage Loans with an initial fixed rate period of six months, two years, three years or five years.

The collateral information contained herein reflects the anticipated December 1, 2004 scheduled balances and is indicative only. For further collateral information, see "Collateral Details" on page 7.

Characteristics of the Mortgage Loans	Group I	Group II	Group III	Groups I-III
Current Mortgage Rate*	5.650%	6.468%	6.400%	6.357%
Current Net Mortgage Rate*	5.385%	6.203%	6.135%	6.092%
Cut-off Date Mortgage Loan Principal Balance	$49,146,013.56	$255,684,876.39	$151,258,531.46	$456,089,421.41
Mortgage Loan Count	201	719	775	1,695
Cut-off Date Average Mortgage Loan Principal Balance	$244,507.53	$355,611.79	$195,172.30	$269,079.30
Original Term (months)*	360	360	360	360
Months Since Origination*	2	2	2	2
Stated Remaining Term (months)*	358	358	358	358
Mortgage Loans with Interest Only Terms*	70.27%	68.47%	60.05%	65.87%
Mortgage Loans with Prepay Penalty Terms*	22.67%	39.93%	31.82%	35.38%
Credit Score**	708	694	696	696
Original Loan-to-Value Ratio*	73.61%	76.27%	78.94%	76.87%
Original Loan-to-Value Ratio Over 80% Without MI*	1.99%	2.99%	4.37%	3.34%
Documentation Type - Full / Alternative*	28.35%	15.60%	23.29%	19.52%
Loan Purpose - Purchase / Rate-Term*	70.68%	80.38%	86.25%	81.28%
Occupancy Type - Primary / Second Home*	90.15%	80.66%	68.57%	77.67%
Property Type - Single Family Residence / PUD*	79.03%	75.28%	63.21%	71.68%
California Concentration*	21.56%	26.86%	15.57%	22.54%
Months to Next Rate Adjustment*	58	29	28	32
First Periodic Rate Cap*	4.930%	3.719%	3.703%	3.844%
Subsequent Periodic Rate Cap*	1.321%	1.337%	1.321%	1.330%
Lifetime Rate Cap*	5.223%	5.814%	5.894%	5.777%
Gross Margin*	2.519%	3.440%	3.407%	3.330%
Net Margin*	2.254%	3.175%	3.142%	3.065%
Minimum Mortgage Rate*	2.519%	3.440%	3.407%	3.330%
Maximum Mortgage Rate*	10.873%	12.282%	12.294%	12.134%

*** Weighted Average**

**** Non-zero Weighted Average**

Credit scores are currently unavailable for six Group II Mortgage Loans with an aggregate principal balance of $1,504,835 (0.59% of Group II) and four Group III Mortgage Loans with an aggregate principal balance of $680,421 (0.45% of Group III).

NET FUNDS CAP *

Group II Net Funds Cap (applicable to the Group II Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-Jan-05	27	6.20	6.89	37	25-Jan-08	31	10.47	10.13
2	25-Feb-05	31	6.23	6.03	38	25-Feb-08	31	10.47	10.13
3	25-Mar-05	28	6.24	6.69	39	25-Mar-08	29	10.47	10.83
4	25-Apr-05	31	6.26	6.06	40	25-Apr-08	31	10.55	10.21
5	25-May-05	30	6.52	6.52	41	25-May-08	30	10.76	10.76
6	25-Jun-05	31	6.59	6.37	42	25-Jun-08	31	10.76	10.42
7	25-Jul-05	30	6.59	6.59	43	25-Jul-08	30	10.77	10.77
8	25-Aug-05	31	6.59	6.38	44	25-Aug-08	31	10.77	10.42
9	25-Sep-05	31	6.60	6.39	45	25-Sep-08	31	10.77	10.42
10	25-Oct-05	30	6.63	6.63	46	25-Oct-08	30	10.84	10.84
11	25-Nov-05	31	6.87	6.65	47	25-Nov-08	31	10.91	10.55
12	25-Dec-05	30	6.94	6.94	48	25-Dec-08	30	10.91	10.91
13	25-Jan-06	31	6.94	6.72	49	25-Jan-09	31	10.91	10.56
14	25-Feb-06	31	6.94	6.72	50	25-Feb-09	31	10.91	10.56
15	25-Mar-06	28	6.95	7.44	51	25-Mar-09	28	10.91	11.69
16	25-Apr-06	31	6.96	6.74	52	25-Apr-09	31	10.93	10.58
17	25-May-06	30	6.97	6.97	53	25-May-09	30	10.94	10.94
18	25-Jun-06	31	6.97	6.75	54	25-Jun-09	31	10.94	10.59
19	25-Jul-06	30	6.98	6.98	55	25-Jul-09	30	10.94	10.94
20	25-Aug-06	31	6.98	6.75	56	25-Aug-09	31	10.94	10.59
21	25-Sep-06	31	7.02	6.79	57	25-Sep-09	31	11.01	10.66
22	25-Oct-06	30	7.63	7.63	58	25-Oct-09	30	11.82	11.82
23	25-Nov-06	31	8.72	8.44	59	25-Nov-09	31	11.97	11.59
24	25-Dec-06	30	8.95	8.95	60	25-Dec-09	30	11.99	11.99
25	25-Jan-07	31	8.95	8.67	61	25-Jan-10	31	11.99	11.60
26	25-Feb-07	31	8.95	8.67	62	25-Feb-10	31	11.99	11.60
27	25-Mar-07	28	8.96	9.60	63	25-Mar-10	28	11.99	12.84
28	25-Apr-07	31	9.14	8.85	64	25-Apr-10	31	12.01	11.62
29	25-May-07	30	9.51	9.51	65	25-May-10	30	12.01	12.01
30	25-Jun-07	31	9.51	9.20	66	25-Jun-10	31	12.01	11.63
31	25-Jul-07	30	9.51	9.51	67	25-Jul-10	30	12.01	12.01
32	25-Aug-07	31	9.51	9.21	68	25-Aug-10	31	12.02	11.63
33	25-Sep-07	31	9.53	9.22	69	25-Sep-10	31	12.02	11.63
34	25-Oct-07	30	9.91	9.91	70	25-Oct-10	30	12.02	12.02
35	25-Nov-07	31	10.46	10.12	71	25-Nov-10	31	12.02	11.63
36	25-Dec-07	30	10.47	10.47	72	25-Dec-10	30	12.02	12.02***

*Assumes each underlying collateral index value remains constant at 20.00% and pricing speed of 25% CPR.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.63%.

NET FUNDS CAP *

Group III Net Funds Cap (applicable to the Group III Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-Jan-05	27	6.14	6.82	37	25-Jan-08	31	10.49	10.16
2	25-Feb-05	31	6.14	5.94	38	25-Feb-08	31	10.50	10.16
3	25-Mar-05	28	6.14	6.58	39	25-Mar-08	29	10.50	10.86
4	25-Apr-05	31	6.16	5.96	40	25-Apr-08	31	10.52	10.18
5	25-May-05	30	6.50	6.50	41	25-May-08	30	10.77	10.77
6	25-Jun-05	31	6.54	6.33	42	25-Jun-08	31	10.77	10.42
7	25-Jul-05	30	6.54	6.54	43	25-Jul-08	30	10.77	10.77
8	25-Aug-05	31	6.54	6.33	44	25-Aug-08	31	10.77	10.42
9	25-Sep-05	31	6.54	6.33	45	25-Sep-08	31	10.77	10.43
10	25-Oct-05	30	6.55	6.55	46	25-Oct-08	30	10.78	10.78
11	25-Nov-05	31	6.86	6.64	47	25-Nov-08	31	10.87	10.52
12	25-Dec-05	30	6.90	6.90	48	25-Dec-08	30	10.88	10.88
13	25-Jan-06	31	6.90	6.68	49	25-Jan-09	31	10.88	10.53
14	25-Feb-06	31	6.90	6.68	50	25-Feb-09	31	10.88	10.53
15	25-Mar-06	28	6.91	7.40	51	25-Mar-09	28	10.88	11.65
16	25-Apr-06	31	6.91	6.68	52	25-Apr-09	31	10.88	10.53
17	25-May-06	30	6.94	6.94	53	25-May-09	30	10.92	10.92
18	25-Jun-06	31	6.94	6.72	54	25-Jun-09	31	10.92	10.57
19	25-Jul-06	30	6.95	6.95	55	25-Jul-09	30	10.92	10.92
20	25-Aug-06	31	6.95	6.73	56	25-Aug-09	31	10.92	10.57
21	25-Sep-06	31	6.95	6.73	57	25-Sep-09	31	10.94	10.59
22	25-Oct-06	30	7.20	7.20	58	25-Oct-09	30	11.80	11.80
23	25-Nov-06	31	8.83	8.54	59	25-Nov-09	31	11.93	11.55
24	25-Dec-06	30	9.05	9.05	60	25-Dec-09	30	11.97	11.97
25	25-Jan-07	31	9.05	8.76	61	25-Jan-10	31	11.97	11.59
26	25-Feb-07	31	9.05	8.76	62	25-Feb-10	31	11.97	11.59
27	25-Mar-07	28	9.06	9.70	63	25-Mar-10	28	11.97	12.83
28	25-Apr-07	31	9.11	8.81	64	25-Apr-10	31	11.99	11.61
29	25-May-07	30	9.66	9.66	65	25-May-10	30	12.02	12.02
30	25-Jun-07	31	9.67	9.36	66	25-Jun-10	31	12.02	11.63
31	25-Jul-07	30	9.67	9.67	67	25-Jul-10	30	12.02	12.02
32	25-Aug-07	31	9.67	9.36	68	25-Aug-10	31	12.02	11.63
33	25-Sep-07	31	9.68	9.37	69	25-Sep-10	31	12.02	11.63
34	25-Oct-07	30	9.76	9.76	70	25-Oct-10	30	12.02	12.02
35	25-Nov-07	31	10.49	10.15	71	25-Nov-10	31	12.03	11.64
36	25-Dec-07	30	10.49	10.49	72	25-Dec-10	30	12.03	12.03***

*Assumes each underlying collateral index value remains constant at 20.00% and pricing speed of 25% CPR.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.64%.

NET FUNDS CAP *

Subordinate Net Funds Cap (applicable to the Subordinate Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-Jan-05	27	6.09	6.77	37	25-Jan-08	31	9.93	9.61
2	25-Feb-05	31	6.11	5.91	38	25-Feb-08	31	9.93	9.61
3	25-Mar-05	28	6.12	6.55	39	25-Mar-08	29	9.93	10.28
4	25-Apr-05	31	6.13	5.93	40	25-Apr-08	31	9.99	9.67
5	25-May-05	30	6.39	6.39	41	25-May-08	30	10.19	10.19
6	25-Jun-05	31	6.44	6.23	42	25-Jun-08	31	10.19	9.86
7	25-Jul-05	30	6.44	6.44	43	25-Jul-08	30	10.19	10.19
8	25-Aug-05	31	6.45	6.24	44	25-Aug-08	31	10.19	9.86
9	25-Sep-05	31	6.45	6.24	45	25-Sep-08	31	10.19	9.86
10	25-Oct-05	30	6.47	6.47	46	25-Oct-08	30	10.23	10.23
11	25-Nov-05	31	6.71	6.49	47	25-Nov-08	31	10.30	9.97
12	25-Dec-05	30	6.76	6.76	48	25-Dec-08	30	10.31	10.31
13	25-Jan-06	31	6.76	6.54	49	25-Jan-09	31	10.31	9.97
14	25-Feb-06	31	6.76	6.54	50	25-Feb-09	31	10.31	9.97
15	25-Mar-06	28	6.77	7.25	51	25-Mar-09	28	10.31	11.04
16	25-Apr-06	31	6.77	6.55	52	25-Apr-09	31	10.32	9.98
17	25-May-06	30	6.79	6.79	53	25-May-09	30	10.34	10.34
18	25-Jun-06	31	6.79	6.57	54	25-Jun-09	31	10.34	10.00
19	25-Jul-06	30	6.80	6.80	55	25-Jul-09	30	10.34	10.34
20	25-Aug-06	31	6.80	6.58	56	25-Aug-09	31	10.34	10.01
21	25-Sep-06	31	6.82	6.60	57	25-Sep-09	31	10.39	10.05
22	25-Oct-06	30	7.25	7.25	58	25-Oct-09	30	11.25	11.25
23	25-Nov-06	31	8.40	8.13	59	25-Nov-09	31	11.76	11.38
24	25-Dec-06	30	8.60	8.60	60	25-Dec-09	30	11.80	11.80
25	25-Jan-07	31	8.60	8.33	61	25-Jan-10	31	11.80	11.42
26	25-Feb-07	31	8.60	8.33	62	25-Feb-10	31	11.80	11.42
27	25-Mar-07	28	8.61	9.22	63	25-Mar-10	28	11.80	12.65
28	25-Apr-07	31	8.73	8.45	64	25-Apr-10	31	11.82	11.44
29	25-May-07	30	9.12	9.12	65	25-May-10	30	11.84	11.84
30	25-Jun-07	31	9.12	8.83	66	25-Jun-10	31	11.84	11.46
31	25-Jul-07	30	9.12	9.12	67	25-Jul-10	30	11.84	11.84
32	25-Aug-07	31	9.12	8.83	68	25-Aug-10	31	11.84	11.46
33	25-Sep-07	31	9.13	8.84	69	25-Sep-10	31	11.84	11.46
34	25-Oct-07	30	9.37	9.37	70	25-Oct-10	30	11.84	11.84
35	25-Nov-07	31	9.92	9.60	71	25-Nov-10	31	11.85	11.47
36	25-Dec-07	30	9.93	9.93	72	25-Dec-10	30	11.86	11.86***

*Assumes each underlying collateral index value remains constant at 20.00% and pricing speed of 25% CPR.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.48%.

COLLATERAL DETAILS – GROUPS I, II & III

Mortgage Programs

GROUP I

Program	Percentage by Aggregate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
5/1 LIBOR........	17.35%	$8,524,551.60	5.505%	58	2.398%	4.480%	2.000%	5.173%
5/6 LIBOR........	82.66%	$40,621,461.96	5.680%	58	2.544%	5.025%	1.178%	5.233%
Total:.............	100.00%	$49,146,013.56	5.650%	58	2.519%	4.930%	1.321%	5.223%

GROUP II

Program	Percentage by Aggregate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
1 MO LIBOR....	0.71%	$1,813,655.65	3.540%	1	2.093%	3.942%	3.688%	9.298%
3 MO LIBOR....	0.09%	$225,000.00	4.750%	3	3.625%	1.000%	1.000%	5.240%
6 MO LIBOR....	7.84%	$20,055,685.76	5.465%	4	3.275%	4.272%	4.170%	10.538%
1/1 LIBOR........	0.36%	$911,000.00	3.775%	9	2.640%	2.000%	2.000%	6.659%
2/6 LIBOR........	59.20%	$151,372,484.68	6.611%	22	3.631%	3.287%	1.000%	5.423%
3/1 LIBOR........	2.31%	$5,907,434.14	5.233%	34	2.258%	2.519%	2.000%	5.709%
3/6 LIBOR........	9.56%	$24,429,807.17	6.118%	34	3.058%	3.483%	1.116%	5.351%
5/1 LIBOR........	1.40%	$3,579,553.85	6.619%	56	2.505%	5.000%	1.881%	5.000%
5/6 LIBOR........	18.54%	$47,390,255.14	6.931%	57	3.381%	5.078%	1.103%	5.232%
Total:.............	100.00%	$255,684,876.39	6.468%	29	3.440%	3.719%	1.337%	5.814%

GROUP III

Program	Percentage by Aggregate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
6 MO LIBOR....	9.75%	$14,751,063.45	5.193%	4	3.270%	4.156%	3.888%	11.235%
2/6 LIBOR........	63.39%	$95,876,726.29	6.512%	22	3.559%	3.271%	1.019%	5.365%
3/1 LIBOR........	0.85%	$1,286,749.44	5.489%	34	2.331%	2.187%	2.000%	5.813%
3/6 LIBOR........	6.10%	$9,223,910.16	5.955%	34	2.877%	3.250%	1.093%	5.221%
5/1 LIBOR........	0.37%	$561,516.10	6.704%	56	2.250%	5.000%	2.000%	5.000%
5/6 LIBOR........	19.54%	$29,558,566.02	6.814%	57	3.219%	5.060%	1.046%	5.173%
Total:.............	**100.00%**	**$151,258,531.46**	**6.400%**	**28**	**3.407%**	**3.703%**	**1.321%**	**5.894%**

GROUPS I-III

Program	Percentage by Aggregate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
1 MO LIBOR....	0.40%	$1,813,655.65	3.540%	1	2.093%	3.942%	3.688%	9.298%
3 MO LIBOR....	0.05%	$225,000.00	4.750%	3	3.625%	1.000%	1.000%	5.240%
6 MO LIBOR....	7.63%	$34,806,749.21	5.350%	4	3.273%	4.223%	4.050%	10.833%
1/1 LIBOR........	0.20%	$911,000.00	3.775%	9	2.640%	2.000%	2.000%	6.659%
2/6 LIBOR........	54.21%	$247,249,210.97	6.572%	22	3.603%	3.281%	1.007%	5.401%
3/1 LIBOR........	1.58%	$7,194,183.58	5.279%	34	2.271%	2.460%	2.000%	5.728%
3/6 LIBOR........	7.38%	$33,653,717.33	6.073%	34	3.009%	3.419%	1.110%	5.315%
5/1 LIBOR........	2.78%	$12,665,621.55	5.873%	57	2.421%	4.650%	1.966%	5.117%
5/6 LIBOR........	25.78%	$117,570,283.12	6.470%	57	3.051%	5.055%	1.115%	5.217%
Total:.............	**100.00%**	**$456,089,421.41**	**6.357%**	**32**	**3.330%**	**3.844%**	**1.330%**	**5.777%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
2.251 - 2.500	0.00	0.38	0.00	0.21
2.501 - 2.750	0.00	0.13	0.21	0.14
2.751 - 3.000	0.00	0.00	0.11	0.04
3.001 - 3.250	0.00	0.19	0.26	0.19
3.251 - 3.500	0.00	0.16	0.14	0.13
3.501 - 3.750	0.00	0.26	0.46	0.30
3.751 - 4.000	0.00	0.88	0.75	0.75
4.001 - 4.250	0.00	0.44	0.51	0.42
4.251 - 4.500	0.00	0.87	0.72	0.72
4.501 - 4.750	1.83	1.89	1.26	1.68
4.751 - 5.000	4.16	2.91	2.08	2.77
5.001 - 5.250	4.11	2.21	3.36	2.80
5.251 - 5.500	25.28	4.07	5.76	6.92
5.501 - 5.750	29.17	4.73	7.49	8.28
5.751 - 6.000	35.44	8.17	8.39	11.18
6.001 - 6.250	0.00	12.34	12.23	10.98
6.251 - 6.500	0.00	11.71	14.49	11.37
6.501 - 6.750	0.00	12.16	12.40	10.93
6.751 - 7.000	0.00	10.65	7.71	8.53
7.001 - 7.250	0.00	7.89	7.17	6.80
7.251 - 7.500	0.00	9.14	5.05	6.80
7.501 - 7.750	0.00	4.13	4.15	3.69
7.751 - 8.000	0.00	2.69	2.60	2.37
8.001 - 8.250	0.00	0.85	1.12	0.85
8.251 - 8.500	0.00	0.91	0.74	0.75
8.501 - 8.750	0.00	0.24	0.64	0.35
8.751 - 9.000	0.00	0.00	0.21	0.07
Total:	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	4.750	2.375	2.750	2.375
Maximum:	6.000	8.750	8.875	8.875
Weighted Average:	5.650	6.468	6.400	6.357

Current Net Mortgage Rates

Range of Net Current Mortgage Rates (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
2.001 - 2.250....................	0.00	0.38	0.00	0.21
2.251 - 2.500....................	0.00	0.13	0.21	0.14
2.501 - 2.750....................	0.00	0.00	0.11	0.04
2.751 - 3.000....................	0.00	0.19	0.26	0.19
3.001 - 3.250....................	0.00	0.16	0.14	0.13
3.251 - 3.500....................	0.00	0.26	0.46	0.30
3.501 - 3.750....................	0.00	0.88	0.75	0.75
3.751 - 4.000....................	0.00	0.44	0.51	0.42
4.001 - 4.250....................	0.00	0.87	0.72	0.72
4.251 - 4.500....................	1.83	1.89	1.26	1.68
4.501 - 4.750....................	4.16	2.91	2.08	2.77
4.751 - 5.000....................	4.11	2.21	3.36	2.80
5.001 - 5.250....................	25.28	4.07	5.76	6.92
5.251 - 5.500....................	29.17	4.73	7.49	8.28
5.501 - 5.750....................	35.44	8.17	8.39	11.18
5.751 - 6.000....................	0.00	12.34	12.23	10.98
6.001 - 6.250....................	0.00	11.71	14.49	11.37
6.251 - 6.500....................	0.00	12.16	12.40	10.93
6.501 - 6.750....................	0.00	10.65	7.71	8.53
6.751 - 7.000....................	0.00	7.89	7.17	6.80
7.001 - 7.250....................	0.00	9.14	5.05	6.80
7.251 - 7.500....................	0.00	4.13	4.15	3.69
7.501 - 7.750....................	0.00	2.69	2.60	2.37
7.751 - 8.000....................	0.00	0.85	1.12	0.85
8.001 - 8.250....................	0.00	0.91	0.74	0.75
8.251 - 8.500....................	0.00	0.24	0.64	0.35
8.501 - 8.750....................	0.00	0.00	0.21	0.07
Total:..........................	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:........................	4.485	2.110	2.485	2.110
Maximum:........................	5.735	8.485	8.610	8.610
Weighted Average:............	5.385	6.203	6.135	6.092

Principal Balances at Origination

Range of Principal Balance at Origination ($)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
25,000.01 - 50,000.00.......	0.00	0.08	0.41	0.18
50,000.01 - 75,000.00.......	0.25	0.37	1.21	0.63
75,000.01 - 100,000.00.....	1.72	1.19	4.08	2.21
100,000.01 - 125,000.00...	5.76	1.99	6.53	3.90
125,000.01 - 150,000.00...	6.20	1.67	8.88	4.55
150,000.01 - 175,000.00...	6.63	2.81	6.95	4.59
175,000.01 - 200,000.00...	8.10	3.86	8.34	5.80
200,000.01 - 225,000.00...	8.61	3.66	9.55	6.15
225,000.01 - 250,000.00...	4.79	2.78	10.90	5.69
250,000.01 - 275,000.00...	7.39	3.59	11.06	6.48
275,000.01 - 350,000.00...	15.45	9.54	21.40	14.11
350,000.01 - 450,000.00...	8.20	18.38	8.45	13.99
450,000.01 - 550,000.00...	13.30	12.36	2.27	9.11
550,000.01 - 650,000.00...	6.03	14.67	0.00	8.87
650,000.01 - 750,000.00...	0.00	3.08	0.00	1.73
750,000.01 - 850,000.00...	1.73	3.99	0.00	2.42
850,000.01 - 950,000.00...	1.86	3.16	0.00	1.97
950,000.01>=..................	3.98	12.82	0.00	7.61
Total:...........................	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:........................	55,000.00	36,000.00	38,000.00	36,000.00
Maximum:........................	1,000,000.00	1,470,000.00	532,000.00	1,470,000.00
Weighted Average:............	244,735.03	355,875.30	195,347.85	269,298.33

Cut-off Date Principal Balances

Range of Cut-off Date Principal Balance ($)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
25,000.01 - 50,000.00.......	0.00	0.08	0.41	0.18
50,000.01 - 75,000.00.......	0.25	0.37	1.21	0.63
75,000.01 - 100,000.00.....	1.72	1.23	4.14	2.25
100,000.01 - 125,000.00...	5.76	1.95	6.46	3.86
125,000.01 - 150,000.00...	6.50	1.67	8.88	4.58
150,000.01 - 175,000.00...	6.32	2.81	6.95	4.56
175,000.01 - 200,000.00...	8.10	3.86	8.34	5.80
200,000.01 - 225,000.00...	8.61	3.66	9.55	6.15
225,000.01 - 250,000.00...	4.79	2.78	10.90	5.69
250,000.01 - 275,000.00...	7.39	3.70	11.06	6.54
275,000.01 - 350,000.00...	15.45	9.43	21.40	14.05
350,000.01 - 450,000.00...	8.20	18.38	8.45	13.99
450,000.01 - 550,000.00...	13.30	12.36	2.27	9.11
550,000.01 - 650,000.00...	6.03	14.67	0.00	8.87
650,000.01 - 750,000.00...	0.00	3.08	0.00	1.73
750,000.01 - 850,000.00...	1.73	3.99	0.00	2.42
850,000.01 - 950,000.00...	1.86	3.16	0.00	1.97
950,000.01>=...................	3.98	12.82	0.00	7.61
Total:..........................	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:........................	55,000.00	35,973.28	37,957.23	35,973.28
Maximum:........................	1,000,000.00	1,470,000.00	530,859.85	1,470,000.00
Weighted Average:............	244,507.53	355,611.79	195,172.30	269,079.30

Original Terms

Range of Original Terms (months)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
360................................	100.00	100.00	100.00	100.00
Total:..........................	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:........................	360	360	360	360
Maximum:........................	360	360	360	360
Weighted Average:............	360	360	360	360

Stated Remaining Terms

Range of Stated Remaining Terms (months)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
300-360	100.00	100.00	100.00	100.00
Total:	100.00	100.00	100.00	100.00
Minimum:	352	348	345	345
Maximum:	359	359	359	359
Weighted Average:	358	358	358	358

Months Since Origination

Months Since Origination	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
1	30.71	25.09	23.24	25.08
2	38.85	34.73	49.50	40.07
3	16.39	23.66	16.22	20.41
4-6	13.01	15.27	10.14	13.32
7-9	1.04	1.11	0.39	0.86
10-12	0.00	0.14	0.42	0.22
13>=	0.00	0.00	0.08	0.03
Total:	100.00	100.00	100.00	100.00
Minimum:	1	1	1	1
Maximum:	8	12	15	15
Weighted Average:	2	2	2	2

Original Interest Only Term

Original Interest Only Term (months)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
0	29.73	31.53	39.95	34.13
6	0.00	0.00	0.11	0.04
24	0.00	22.88	18.45	18.95
36	0.99	5.51	3.26	4.28
60	39.97	12.26	8.99	14.16
120	29.31	27.81	29.25	28.45
Total:	100.00	100.00	100.00	100.00
Minimum:	0	0	0	0
Maximum:	120	120	120	120
Weighted Average:	85	70	77	74

Prepay Penalty Original Terms

Prepay Penalty Original Term (months)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
0	77.33	60.07	68.18	64.62
6	2.35	8.98	3.28	6.37
12	3.12	6.21	3.86	5.10
24	2.16	18.17	16.63	15.93
36	13.51	5.61	7.59	7.12
60	1.53	0.96	0.46	0.86
Total:	100.00	100.00	100.00	100.00
Minimum:	0	0	0	0
Maximum:	60	60	60	60
Weighted Average:	30	21	24	22

Credit Scores

Range of Credit Scores	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
NO FICO........................	0.00	0.59	0.45	0.48
581 - 600........................	0.00	0.19	0.00	0.11
601 - 620........................	1.09	1.80	1.36	1.58
621 - 640........................	2.83	9.54	8.70	8.54
641 - 660........................	11.58	17.12	14.14	15.54
661 - 680........................	15.00	14.87	15.17	14.98
681 - 700........................	15.98	14.45	15.38	14.92
701 - 720........................	13.28	13.14	14.52	13.61
721 - 740........................	15.68	9.69	12.76	11.35
741 - 760........................	10.34	8.45	8.70	8.73
761 - 780........................	9.21	6.57	5.60	6.53
781 - 800........................	4.59	3.29	3.14	3.38
801 - 820........................	0.43	0.31	0.09	0.25
Total:.........................	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:......................	620	593	612	593
Maximum:......................	802	813	806	813
Non-zero Weighted Average:	708	694	696	696

Original Loan-to-Value Ratios

Range of Original LTV (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
<=50.00	3.94	2.11	1.11	1.98
50.01 - 55.00	5.20	0.74	0.30	1.08
55.01 - 60.00	4.73	2.05	1.62	2.20
60.01 - 65.00	7.11	4.39	0.76	3.48
65.01 - 70.00	11.54	12.51	6.03	10.26
70.01 - 75.00	8.12	14.10	8.66	11.65
75.01 - 80.00	51.61	56.45	67.55	59.61
80.01 - 85.00	4.23	2.30	4.41	3.21
85.01 - 90.00	2.49	3.27	5.31	3.86
90.01 - 95.00	0.61	1.94	3.67	2.37
95.01 - 100.00	0.43	0.14	0.57	0.31
Total:	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	21.32	33.85	24.39	21.32
Maximum:	100.00	100.00	100.00	100.00
Weighted Average:	73.61	76.27	78.94	76.87

Documentation Type

Documentation Type	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
Full	28.35	15.60	23.29	19.52
Reduced	44.85	35.56	27.20	33.79
No Ratio	10.11	19.64	16.19	17.47
Stated/Stated	6.58	12.87	15.92	13.20
None	10.11	16.33	17.40	16.01
Total:	**100.00**	**100.00**	**100.00**	**100.00**

Loan Purpose

Loan Purpose	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
Purchase..............................	57.15	73.86	79.75	74.01
Rate/Term Refi...................	13.53	6.52	6.51	7.27
Cash Out/ Equity Refi...........	29.32	19.62	13.75	18.72
Total:..............................	**100.00**	**100.00**	**100.00**	**100.00**

Occupancy Status

Occupancy Status	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
Owner-Occupied..................	86.14	76.19	65.64	73.77
Second Home......................	4.00	4.46	2.93	3.91
Investor..............................	9.85	19.34	31.43	22.33
Total:.............................	**100.00**	**100.00**	**100.00**	**100.00**

Property Type

Property Type	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
Single Family Detached.........	59.05	57.28	49.55	54.91
2-Family................................	6.91	7.16	12.40	8.87
3-Family...............................	6.04	6.24	10.66	7.68
4-Family...............................	1.08	4.22	6.73	4.71
PUD Attached......................	19.98	17.99	13.66	16.77
Condo..................................	6.94	7.05	6.85	6.97
Co-op...................................	0.00	0.05	0.15	0.08
Total:..............................	**100.00**	**100.00**	**100.00**	**100.00**

Geographic Distribution

Geographic Distribution	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
California	21.56	26.86	15.57	22.54
Massachusetts	14.93	11.46	17.23	13.75
New Jersey	11.07	10.46	12.01	11.04
New York	8.28	12.08	7.01	9.99
Florida	5.54	7.70	6.54	7.08
Maryland	0.62	6.15	4.97	5.16
Georgia	9.87	2.28	6.63	4.54
Virginia	2.44	3.41	4.00	3.50
Nevada	2.48	2.82	1.79	2.44
Pennsylvania	4.01	2.07	1.90	2.23
Other	20.20	9.82	22.35	17.73
Total:	**100.00**	**100.00**	**100.00**	**100.00**

Months to Next Rate Adjustment

Months to Next Rate Adjustment Date	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
1	0.00	0.86	0.00	0.48
2	0.00	0.71	0.25	0.48
3 - 5	0.00	6.95	9.19	6.94
6 - 8	0.00	0.12	0.31	0.17
9 - 10	0.00	0.36	0.08	0.23
11 - 12	0.00	0.14	0.42	0.22
13 - 23	0.00	59.06	62.89	53.96
24 - 35	0.00	11.87	6.95	8.96
36 - 59	100.00	19.93	19.91	28.55
Total:	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	52	1	2	1
Maximum:	59	59	59	59
Weighted Average:	58	29	28	32

First Periodic Rate Caps

Range of First Periodic Rate Caps (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
0.751 - 1.000	0.00	2.96	3.73	2.89
1.751 - 2.000	3.40	2.19	0.91	1.89
2.751 - 3.000	4.43	61.18	62.01	55.34
3.751 - 4.000	0.00	0.53	0.00	0.30
4.751 - 5.000	80.08	19.98	21.41	26.93
5.751 - 6.000	12.09	13.17	11.95	12.65
Total:	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	2.000	1.000	1.000	1.000
Maximum:	6.000	6.000	6.000	6.000
Weighted Average:	4.930	3.719	3.703	3.844

Subsequent Periodic Rate Caps

Range of Subsequent Periodic Rate Caps (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
0.751 - 1.000	67.92	87.72	91.30	86.77
1.751 - 2.000	32.08	6.93	2.86	8.29
5.751 - 6.000	0.00	5.35	5.84	4.94
Total:	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	1.000	1.000	1.000	1.000
Maximum:	2.000	6.000	6.000	6.000
Weighted Average:	1.321	1.337	1.321	1.330

Lifetime Rate Caps

Range of Lifetime Rate Caps (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
4.751 - 5.000.....................	79.86	60.34	65.21	64.05
5.001 - 5.250.....................	0.00	0.09	0.19	0.11
5.751 - 6.000.....................	19.79	32.19	24.81	28.40
6.001 - 6.250.....................	0.00	0.00	0.14	0.05
6.251 - 6.500.....................	0.00	0.00	0.28	0.09
6.501 - 6.750.....................	0.00	0.00	0.21	0.07
6.751 - 7.000.....................	0.00	0.14	0.13	0.12
7.251 - 7.500.....................	0.00	0.16	0.00	0.09
8.501 - 8.750.....................	0.00	0.38	0.00	0.21
11.001 - 11.250.................	0.00	0.00	0.09	0.03
11.501 - 11.750.................	0.00	0.06	0.00	0.03
11.751 - 12.000.................	0.35	6.47	8.66	6.54
12.001 - 12.250.................	0.00	0.00	0.07	0.02
12.251 - 12.500.................	0.00	0.00	0.18	0.06
12.501 - 12.750.................	0.00	0.03	0.00	0.02
12.751 - 13.000.................	0.00	0.04	0.00	0.02
13.251 - 13.500.................	0.00	0.12	0.03	0.07
Total:...........................	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:........................	5.000	5.000	5.000	5.000
Maximum:........................	12.000	13.380	13.500	13.500
Weighted Average:...............	5.223	5.814	5.894	5.777

Gross Margin

Range of Gross Margins (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
1.001 - 1.250....................	0.00	0.48	0.00	0.27
1.251 - 1.500....................	0.00	0.13	0.21	0.14
1.501 - 1.750....................	0.00	0.00	0.21	0.07
1.751 - 2.000....................	0.00	0.72	0.26	0.49
2.001 - 2.250....................	58.51	13.59	13.84	18.52
2.251 - 2.500....................	12.23	5.88	8.69	7.50
2.501 - 2.750....................	9.11	4.60	5.59	5.41
2.751 - 3.000....................	5.30	6.26	6.58	6.26
3.001 - 3.250....................	7.78	7.41	7.74	7.56
3.251 - 3.500....................	5.14	18.33	16.89	16.44
3.501 - 3.750....................	0.56	9.99	9.64	8.86
3.751 - 4.000....................	1.37	7.76	6.71	6.73
4.001 - 4.250....................	0.00	9.57	5.28	7.12
4.251 - 4.500....................	0.00	9.61	11.18	9.09
4.501 - 4.750....................	0.00	1.96	2.35	1.88
4.751 - 5.000....................	0.00	2.33	3.85	2.58
5.001 - 5.250....................	0.00	0.33	0.34	0.30
5.251 - 5.500....................	0.00	0.92	0.45	0.66
5.501 - 5.750....................	0.00	0.00	0.19	0.06
5.751 - 6.000....................	0.00	0.13	0.00	0.07
Total:..........................	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:........................	2.250	1.125	1.500	1.125
Maximum:........................	3.875	6.000	5.625	6.000
Weighted Average:...............	2.519	3.440	3.407	3.330

Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
1.001 - 1.250	0.00	0.48	0.00	0.27
1.251 - 1.500	0.00	0.13	0.21	0.14
1.501 - 1.750	0.00	0.00	0.21	0.07
1.751 - 2.000	0.00	0.72	0.26	0.49
2.001 - 2.250	58.51	13.59	13.84	18.52
2.251 - 2.500	12.23	5.88	8.69	7.50
2.501 - 2.750	9.11	4.60	5.59	5.41
2.751 - 3.000	5.30	6.26	6.58	6.26
3.001 - 3.250	7.78	7.41	7.74	7.56
3.251 - 3.500	5.14	18.33	16.89	16.44
3.501 - 3.750	0.56	9.99	9.64	8.86
3.751 - 4.000	1.37	7.76	6.71	6.73
4.001 - 4.250	0.00	9.57	5.28	7.12
4.251 - 4.500	0.00	9.61	11.18	9.09
4.501 - 4.750	0.00	1.96	2.35	1.88
4.751 - 5.000	0.00	2.33	3.85	2.58
5.001 - 5.250	0.00	0.33	0.34	0.30
5.251 - 5.500	0.00	0.92	0.45	0.66
5.501 - 5.750	0.00	0.00	0.19	0.06
5.751 - 6.000	0.00	0.13	0.00	0.07
Total:	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	2.250	1.125	1.500	1.125
Maximum:	3.875	6.000	5.625	6.000
Weighted Average:	2.519	3.440	3.407	3.330

Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
9.001 - 9.250	0.00	0.25	0.00	0.14
9.251 - 9.500	0.00	0.00	0.21	0.07
9.501 - 9.750	1.48	0.90	0.34	0.78
9.751 - 10.000	3.57	2.08	0.85	1.83
10.001 - 10.250	2.60	1.32	2.26	1.77
10.251 - 10.500	17.66	2.12	3.63	4.30
10.501 - 10.750	21.35	2.69	4.27	5.22
10.751 - 11.000	33.79	5.85	7.11	9.28
11.001 - 11.250	1.51	7.57	8.66	7.28
11.251 - 11.500	7.62	10.17	11.05	10.18
11.501 - 11.750	7.82	10.74	11.71	10.75
11.751 - 12.000	2.24	10.34	8.23	8.77
12.001 - 12.250	0.00	9.80	8.52	8.32
12.251 - 12.500	0.00	9.18	7.83	7.74
12.501 - 12.750	0.00	6.55	5.85	5.61
12.751 - 13.000	0.00	4.12	3.48	3.47
13.001 - 13.250	0.00	3.01	1.72	2.26
13.251 - 13.500	0.00	3.97	1.70	2.79
13.501 - 13.750	0.00	1.09	1.46	1.09
13.751 - 14.000	0.00	1.36	0.82	1.03
14.001 - 14.250	0.00	0.08	0.59	0.24
14.251 - 14.500	0.00	0.09	0.37	0.18
14.501 - 14.750	0.00	0.13	0.43	0.22
14.751 - 15.000	0.00	0.00	0.17	0.06
15.001 - 15.250	0.00	0.19	0.26	0.19
15.251 - 15.500	0.00	0.00	0.14	0.04
15.501 - 15.750	0.00	0.10	0.46	0.21
15.751 - 16.000	0.00	0.50	0.59	0.47
16.001 - 16.250	0.00	0.00	0.31	0.10
16.251 - 16.500	0.00	0.40	0.00	0.22
16.501 - 16.750	0.35	0.00	0.54	0.22
16.751 - 17.000	0.00	0.10	0.51	0.23
17.001 - 17.250	0.00	0.25	0.16	0.19
17.251 - 17.500	0.00	0.58	0.92	0.63
17.501 - 17.750	0.00	1.09	1.22	1.02
17.751 - 18.000	0.00	0.85	0.72	0.71
18.001 - 18.250	0.00	1.84	1.81	1.63
18.251 - 18.500	0.00	0.13	0.64	0.28
18.501 - 18.750	0.00	0.06	0.19	0.10
18.751 - 19.000	0.00	0.32	0.00	0.18
19.251 - 19.500	0.00	0.00	0.07	0.02
19.751 - 20.000	0.00	0.00	0.18	0.06
21.751 - 22.000	0.00	0.19	0.03	0.11
Total:	**100.00**	**100.00**	**100.00**	**100.00**
Minimum:	9.750	9.250	9.500	9.250
Maximum:	16.750	21.755	22.000	22.000
Weighted Average:	10.873	12.282	12.294	12.134

Contacts

Contact	Phone	Fax	Email
ARMs DESK			
Brett Marvin *Managing Director*	212-667-1888	646-587-1888	bmarvin@us.nomura.com
Brian Murphy *Vice President*	212-667-1888	646-587-8960	brmurphy@us.nomura.com
STRUCTURING			
Hong Zhang *Assistant Vice President*	212-667-9118	646-587-9118	hozhang@us.nomura.com
COLLATERAL			
Randy Lee *Analyst*	212-667-1808	646-587-1808	rlee@us.nomura.com
TRANSACTION MANAGEMENT			
Jeane Leschak *Vice President*	212-667-2316	646-587-9212	jleschak@us.nomura.com
Susan Becka *Assistant Vice President*	212-667-9701	646-587-9701	sbecka@us.nomura.com